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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Citizens Community Bancorp, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
174903104
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 7 Pages

CUSIP No. 174903104

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Friedlander & Co., Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED	6	SHARED VOTING POWER 0
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 354,818
PERSON WITH:	8	SHARED DISPOSITIVE POWER 0

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 354,818(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	The percent ownership calculated is based upon an aggregate of 6,095,561 shares outstanding as of December 18, 2008.

Page 2 of 7 Pages

CUSIP No. 174903104

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Theodore Friedlander III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 44,698
BENEFICIALLY OWNED	6	SHARED VOTING POWER 0
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER See Item 2(a) below
PERSON WITH:	8	SHARED DISPOSITIVE POWER 0

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,698(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

(1)	The percent ownership calculated is based upon an aggregate of 6,095,561 shares outstanding as of December 18, 2008.

Page 3 of 7 Pages

CUSIP No. 174903104

Item 1(a).	Name of Issuer:

Citizens Community Bancorp, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2174 EastRidge Center Eau Claire, WI 54701

Item 2(a).	Name of Person Filing:

The persons filing this Schedule 13G are Friedlander & Co., Inc. (“Friedlander”) and Theodore Friedlander III. Theodore Friedlander III is a controlling person of Friedlander and as such may be deemed to beneficially own the shares of Common Stock of Citizens Community Bancorp, Inc. beneficially owned by Friedlander. Mr. Friedlander beneficially owns less than 1% of the shares held by Friedlander and disclaims beneficial ownership of all other shares held by Friedlander.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

322 East Michigan Street, Suite 250 Milwaukee, WI 53202

Item 2(c).	Citizenship:

Friedlander is a Wisconsin corporation.

Theodore Friedlander III is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

174903104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

|X|	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

|X|	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

Page 4 of 7 Pages

CUSIP No. 174903104

Item 4.	Ownership

Friedlander & Co., Inc.
(a)	Amount Beneficially Owned: 354,818
(b)	Percent of Class: 5.8%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 0
(ii)	shared power to vote or to direct the vote: 0
(iii)	sole power to dispose or to direct the disposition of: 354,818
(iv)	shared power to dispose or to direct the disposition of: 0

Theodore Friedlander III
(a)	Amount Beneficially Owned: 44,698
(b)	Percent of Class: 0.7%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 44,698
(ii)	shared power to vote or to direct the vote: 0
(iii)	sole power to dispose or to direct the disposition of:
See Item 2(a) above
(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Page 5 of 7 Pages

CUSIP No. 174903104

Item 10.	Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.

1.	Agreement to file Schedule 13G jointly.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2009

FRIEDLANDER & CO., INC.
By: /s/ Theodore Friedlander III
Theodore Friedlander III
President and Secretary
/s/ Theodore Friedlander III
Theodore Friedlander III

Page 6 of 7 Pages

CUSIP No. 174903104

EXHIBIT 1

        AGREEMENT, dated as of February 9, 2009, by and among Friedlander & Co., Inc., a Wisconsin corporation and Theodore Friedlander III.

        WHEREAS, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 (the “Act”), only one such statement need be filed whenever two or more persons are required to file a statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement is filed on behalf of each of them.

        NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

        Both Friedlander & Co., Inc. and Theodore Friedlander III hereby agree, in accordance with Rule 13d-1(k) under the Act, to file one Statement on Schedule 13G relating to their ownership of the Common Stock of Citizens Community Bancorp, Inc., and hereby further agree that said Statement shall be filed on behalf of both Friedlander & Co., Inc. and Theodore Friedlander III. Nothing herein shall be deemed to be an admission that the parties hereto, or any of them, are members of a “group” (within the meaning of Section 13(d) of the Act and the rules promulgated thereunder) with respect to any securities of Citizens Community Bancorp, Inc.

        IN WITNESS WHEREOF, the parties have executed this agreement as of the date first written above.

FRIEDLANDER & CO., INC.
By: /s/ Theodore Friedlander III
Theodore Friedlander III
President and Secretary
/s/ Theodore Friedlander III
Theodore Friedlander III

Page 7 of 7 Pages